Exhibit 99.3

WNS (HOLDINGS) LIMITED

PROXY STATEMENT

ANNUAL GENERAL MEETING

To be held on September 22, 2022

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on September 22, 2022 at 11:00 a.m. (British Summer Time) at 22, Greenville Street, St. Helier, Jersey JE4 8PX, Channel Islands or any adjournments thereof, for the purposes summarized in the accompanying Notice of Annual General Meeting and described in more detail in this Proxy Statement.

Important notice: We intend to hold the Annual General Meeting as a physical meeting. However, we will closely monitor the situation, in particular any potential restrictions on public gatherings, non-essential travel or any such other unprecedented event which will restrict the conduct of physical meeting. If such a situation arises, any resulting change will be communicated to the shareholders before the meeting through our website and public announcement.

Shareholders Entitled to Notice of and to Vote at the Annual General Meeting

The Board has fixed the close of business on August 18, 2022 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting. Copies of the Notice of Annual General Meeting, this Proxy Statement, the accompanying Form of Proxy appointing a proxy or proxies, and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2022 (the “Annual Report”) were first mailed to Shareholders on or about August 18, 2022. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.

A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.

At the close of business on June 30, 2022 there were 48,155,481 Ordinary Shares (excluding 741,618 treasury shares) issued and outstanding.

Quorum

No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Annual General Meeting will be adjourned to 11:00 a.m. (British Summer Time ) on September 29, 2022 at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Proxies

To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. Shareholders may appoint the Chairman of the Annual General Meeting as their proxy.

A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.

A body corporate which is a Shareholder entitled to attend and vote at the Annual General Meeting may authorize a person to act as its representative at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A body corporate which is a Shareholder may appoint more than one person to act as its representative. If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of shares held by the Shareholder for which the relevant person is appointed its representative. For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise. If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative need cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

Voting

On a show of hands, every Shareholder present in person or by proxy shall have one vote and, on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders.

Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited), at least 48 hours before the time appointed for the Annual General Meeting, will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument.

Resolutions 1 to 9 are proposed as ordinary resolutions. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, each of the ordinary resolution(s) to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.

General Information

The entire cost of the solicitation of proxies for the Annual General Meeting will be borne by WNS.

In this Proxy Statement, references to “$” or “US$” mean United States dollars, the legal currency of the United States.

References to “we”, “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

SUMMARY OF PROPOSALS

Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

1.	Adoption of the audited annual accounts of the Company for the financial year ended March 31, 2022, together with the auditors’ report;

2.	Re-appointment of Grant Thornton Bharat LLP as the auditors of the Company;

3.	Approval of auditors’ remuneration for the financial year ending March 31, 2023;

4.	Re-election of the Class I Director, Mr. Timothy L Main;

5.	Re-election of the Class I Director, Ms. Thi Nhuoc Lan Tu;

6.	Re-election of the Class I Director, Mr. Mario P Vitale;

7.	Re-election of the Class I Director, Gareth Williams to serve until the end of his term on December 31, 2022;

8.

Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023; and

9.

Increase in the ordinary shares/American Depositary Shares (“ADSs”) to be available or reserved for grant under the Company’s 2016 Incentive Award Plan as may be amended and restated pursuant to and in accordance with the terms thereof ,the “2016 Incentive Award Plan” or (“the Plan”) by 2.2 million ordinary shares/ADSs (representing 4.57 % of the total outstanding share capital as of June 30, 2022 excluding treasury shares) and the adoption of the Company’s Fourth Amended and Restated 2016 Incentive Award Plan to reflect such increase be and is hereby approved and adopted, substantially in the form set out in Appendix B to this Proxy Statement.

PROPOSAL NO. 1

THAT the audited accounts of the Company for the financial year ended March 31, 2022, including the report of the auditors, be and hereby are adopted.

A company’s auditors are required by the Companies (Jersey) Law 1991 (the “Jersey Companies Act”) to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether either a true and fair view is give n or the accounts are presented fairly in all material respects.

The Company’s financial statements included in the Annual Report have been prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board and are accompanied by the auditors’ report from Grant Thornton Bharat LLP (which is set out as Appendix A to this Proxy Statement). Shareholders are requested to adopt the audited accounts of the Company for the year ended March 31, 2022, together with the auditors’ report (as set out in Appendix A to this Proxy Statement).

The Board recommends a vote “FOR” the adoption of the audited accounts of the Company for the financial year ended March 31, 2022, together with the auditors’ report.

PROPOSAL NO. 2

THAT Grant Thornton Bharat LLP be and hereby is re-appointed as the Company’s independent auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023.

A public company incorporated under the Jersey Companies Act , Channel Islands, is required by the Jersey Companies Act at each annual general meeting to obtain shareholders’ approval to appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

Shareholders are requested to approve the re-appointment of Grant Thornton Bharat LLP as the Company’s auditors in respect of the financial year ending March 31, 2023 and until the annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023.

The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” a re-appointment of Grant Thornton Bharat LLP as the Company’s auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023.

PROPOSAL NO. 3

THAT:

(a)	a sum of US$680,000 (excluding taxes and out of pocket expenses); and

(b)

a further sum in an amount to be determined by the Board of Directors or a committee thereof, provided that such amount will be reported in the Company’s audited financial statements for the year ending March 31, 2023, be and hereby is approved as remuneration being available for the payment of audit fees to Grant Thornton Bharat LLP as the Company’s independent auditors for their audit services to be rendered in respect of the Company’s financial statements for the financial year ending March 31, 2023 and that the Board of Directors or a committee thereof be and hereby is authorized to determine the remuneration payable from time to time to the auditors during this period in accordance with this approval.

Under the Articles of Association of the Company, the business of a general meeting includes fixing the remuneration of the auditors. The precise amount of fees to be charged by the auditors for audit services to be rendered in respect of the financial year ending March 31, 2023 is not known. Consequently, the approval of the Shareholders in the Annual General Meeting is sought for the following to be available for payment of remuneration of the auditors for audit in respect of the Company’s financial statements to be rendered during the financial year ending March 31, 2023:

(a) a sum of US$680,000 (excluding taxes and out of pocket expenses); and

(b) a further sum in an amount to be determined by the Board of Directors or a committee thereof, provided that such amount will be reported in the Company’s audited financial statements for the year ending March 31, 2023.

The precise amount to be paid to the auditors for audit services will be determined by the Board or a committee thereof. The amount of fees that will be approved by the Board of Directors or a committee thereof, pursuant to the approval of Shareholders being granted herein (if this proposal is adopted), will be based on the number and location of the Company’s worldwide subsidiaries. The amount of fees may be higher than US$680,000 to the extent any additional subsidiary is incorporated or acquired in the financial year ending March 31, 2023, is approved by the Board or a committee thereof and is disclosed to Shareholders in the annual report for the financial year ending March 31, 2023.

The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” the fixing of the auditors’ remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2023.

PROPOSAL NO. 4

THAT Mr. Timothy L. Main be and hereby is re-elected to hold office as a Class I Director from the date of the Annual General Meeting.

Mr. Timothy L. Main is currently a Class I Director of the Company. The period of office of a Class I Director expires at the Annual General Meeting. Accordingly, it is proposed that Mr. Timothy L. Main be re-elected as a Class I Director.

The biography of Mr. Timothy L. Main and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Timothy L. Main to the Board of Directors.

PROPOSAL NO. 5

THAT Ms. Thi Nhuoc Lan Tu be and hereby is re-elected to hold office as a Class I Director from the date of the Annual General Meeting.

Ms. Thi Nhuoc Lan Tu is currently a Class I Director of the Company. The period of office of a Class I Director expires at the Annual General Meeting. Accordingly, it is proposed that Ms. Thi Nhuoc Lan Tu be re-elected as a Class I Director.

The biography of Ms. Thi Nhuoc Lan Tu and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Ms. Thi Nhuoc Lan Tu to the Board of Directors.

PROPOSAL NO. 6

THAT Mr. Mario P. Vitale be and hereby is re-elected to hold office as a Class I Director from the date of the Annual General Meeting.

Mr. Mario P. Vitale is currently a Class I Director of the Company. The period of office of a Class I Director expires at the Annual General Meeting. Accordingly, it is proposed that Mr.Mario P. Vitale be re-elected as a Class I Director.

The biography of Mr. Mario P. Vitale and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Mario P. Vitale to the Board of Directors.

PROPOSAL NO. 7

THAT Mr. Gareth Williams be and hereby is re-elected to hold office as a Class I Director from the date of the Annual General Meeting.

Mr. Gareth Williams is currently a Class I Director of the Company. The period of office of a Class I Director expires at the Annual General Meeting. Accordingly, it is proposed that Mr. Gareth Williams be re-elected as a Class I Director. However, as Mr. Gareth Williams was first appointed as WNS’s Director in January 2014 and Company’s Corporate Governance guidelines provide for a maximum term of directorship of nine years, Mr. Gareth Williams, if re-elected, can only serve until December 31, 2022.

The biography of Mr. Gareth Williams and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Gareth Williams to the Board of Directors.

SPECIAL BUSINESS

PROPOSAL NO. 8

THAT:

(a)

an aggregate sum of US$ 6 (six) million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to the grant of awards of options and restricted share units (“Awards”) referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023 in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” in this Proxy Statement; and

(b)

as a further part of the Directors’ remuneration, the grant of (“Awards”) under the ) Plan to Directors by the Board of Directors or a committee thereof in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the Plan is limited to the maximum number of ordinary shares available for such purpose under the Plan.

In accordance with Article 102 of the Articles of Association of the Company, the Company is requesting Shareholders’ approval for an aggregate sum of US$6 (six) million to be available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to the grant of Awards pursuant to the Plan). The remuneration and other benefits will be apportioned amongst the Directors in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” in this Proxy Statement.

Further, as part of the Directors’ remuneration, the Company is also requesting shareholders’ approval for Awards to be granted to the Directors of the Company by the Board of Directors or a committee thereof in its discretion (subject to the maximum number of ordinary shares available for such purpose under the Plan) in accordance with the 2016 Incentive Award Plan for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023. The aggregate sum of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to the grant of Awards pursuant to the Plan) paid to the Directors for their services rendered during the financial year ended March 31, 2022 was US$ 4.29 million. Our Directors were granted 205,919 restricted share units during the financial year ended March 31, 2022.

The Board recommends a vote “FOR” the approval of (a) a maximum sum of US$ 6 (six) million as being available for the payment of Directors’ remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to the grant of Awards to in (b); and (b) the grant of Awards under the Plan to Directors by the Board of Directors or a committee thereof in its discretion (subject to the maximum number of ordinary shares available or reserved for such purpose under the 2016 Incentive Award Plan) for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023.

PROPOSAL NO. 9

THAT, Increase in the ordinary shares/American Depositary Shares (“ADSs”) to be available or reserved for grant under the Company’s Plan as may be amended and restated pursuant to and in accordance with the terms thereof (“the Plan”) by 2.2 million ordinary shares/ADSs, (representing 4.57 % of the total outstanding share capital as of June 30, 2022 excluding treasury shares) and adoption of the Company’s Fourth Amended and Restated 2016 Incentive Award Plan to reflect such increase be and hereby is approved and adopted substantially in the form set out in Appendix B to this Proxy Statement

The Company’s shareholders have previously authorized the issuance under the 2016 Incentive Award Plan of up to a total of 6.1 million ordinary shares/ADSs, subject to specified adjustments under the Plan. The Board of Directors believes that granting equity incentives is a key component of compensation for employees and directors as it helps to align interests of our employees and directors with those of our shareholder and that in order to successfully attract and retain the talents, the Company must continue to offer a competitive equity incentive program. As of June 30, 2022, approximately 2,651,518 ordinary shares/ADSs remained available for future grant of awards under the Plan. The Board of Directors believes the number of ordinary shares/ADSs that remain available for future grant under the Plan is insufficient to meet the Company’s anticipated needs until the next annual general meeting in September 2023 with respect to attracting, motivating and retaining key executives and employees in a competitive market for talents. We expect the proposed increase in the number of Ordinary Shares/ADSs to be reserved for grant under the Plan to provide us with enough shares for awards for up to three years, with the amount and timing of awards granted under the plan dependent on a variety of factors, including the price of our shares, hiring activity during the next few years and forfeitures of outstanding awards. Therefore, the Board of Directors approved, subject to shareholders’ approval, the Fourth Amended and Restated 2016 Incentive Award Plan that reflects an amendment to increase the number of ordinary shares/ADSs available for grant under the Plan by 2.2million ordinary shares/ADSs, subject to specified adjustments under the Plan.

The increased number of ordinary shares/ADSs available for grant under the Fourth Amended and Restated 2016 Incentive Award Plan is expected to meet the Company’s anticipated needs over the next three years. The amount and timing of awards granted under the Plan are determined by the plan administrator.

The amendment included in the Fourth Amended and Restated 2016 Incentive Award Plan to increase the number of ordinary shares/ADSs to be available or reserved for grant by 2.2 million ordinary shares/ADSs requires Shareholders’ approval pursuant to Article 14.1 of the Plan.

The following summary of the Plan is qualified in its entirety by the specific language of the Plan, which appears as Appendix B to this Proxy Statement.

Summary of the Plan

References to the “Company” refer, as the context requires, to the Company individually or the Company and its subsidiaries collectively.

The purpose of the Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan (the “Plan”) is to promote the success and enhance the value of WNS (Holdings) Limited, a corporation organized under the laws of Jersey (the “Company”), by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

Shares Available for Awards

Subject to certain adjustments set forth in the 2016 Incentive Award Plan, the maximum number of shares and ADSs, in the aggregate, which may be issued or transferred pursuant to awards under the 2016 Incentive Award Plan is equal to the sum of (x) 6,100,000 shares, and (y) any shares or ADSs which immediately prior to the expiration of the 2006 Incentive Award Plan were available for issuance or transfer as new awards under the 2006 Incentive Award Plan, and (z) any shares or ADSs subject to awards under the 2006 Incentive Award Plan which terminate, expire, forfeit, lapse for any reason or are settled in cash on or after the effective date of the 2016 Incentive Award Plan. Immediately prior to the expiration of the 2006 Incentive Award Plan, 1,112,825 shares were available for issuance or transfer as new awards thereunder. To the extent that an award terminates, expires, or lapses for any reason, or is settled in cash, any shares or ADSs subject to the award shall again be available for the grant of an award pursuant to the 2016 Incentive Award Plan. Any shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award shall not subsequently be available for grant of an award pursuant to the 2016 Incentive Award Plan.

Immediately prior to the expiration of the 2006 Plan 1,112,825 shares were available for issuance or transfer as new awards thereunder. To the extent that an award terminates, expires, or lapses for any reason, or is settled in cash, any shares or ADSs subject to the award shall again be available for the grant of an award pursuant to the 2016 Incentive Award Plan. Any shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award shall not subsequently be available for grant of an award pursuant to the 2016 Incentive Award Plan.

The Company is seeking Shareholders’ approval to amend and restate the Plan to increase the number of shares available for grant under the foregoing clause (x) under the Plan by 2,200,000 shares or ADSs.

The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan.

Administration. The 2016 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the 2016 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the Code.

Awards

Options: The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the 2016 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive share option may be granted to a grantee who owns more than 10% of the Company’s outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option become exercisable for the first time by any option holder during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each share option grant whether such share option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under The Plan may not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of the Company’s outstanding shares on the date of grant may not exceed five years. Under the Plan, the number of awards to be granted to the Company’s independent directors will be determined by the Board of Directors or the Compensation Committee.

Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

Performance Shares and Performance Share Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

Restricted Share Units. The plan administrator may grant restricted share units (“RSUs”), subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by the Company on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by the Company on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in the Company’s capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction. Change in Control. In the event of a change in control of the Company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines. Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of the Company’s change in control or other special circumstances

Non-transferability. Awards granted under the Plan are generally not transferable.

Withholding. The Company has the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the Plan.

Termination or Amendment. The Plan will continue in effect until the date as of which it is terminated by the Board of Directors of the Company. With the approval of the Board of Directors of the Company, at any time and from time to time, the plan administrator may terminate, amend or modify the Plan. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares or ADSs available under Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.

Outstanding Awards. As at June 30, 2022, RSUs to purchase an aggregate of 188,371 ordinary shares were outstanding, out of which RSUs to purchase 59,400 ordinary shares were held by all our directors and executive officers as a group.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with or submits to the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions that it makes with the Commission (except for our future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Proxy Statement) after the date of this Proxy Statement and before the date of the Annual General Meeting:

1.	The Company’s annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2022 filed with the Commission on May 17, 2022;

2.	The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on June 14, 2022

3.

The Company’s report on Form 6-K (File No. 001-32945) submitted to the Commission on July 1, 2022 that is stated therein to be incorporated by reference to the Company’s registration statements on Form S-8 identified therein; and

4.

The Company’s report on Form 6-K (File No. 001-32945), containing its unaudited condensed consolidated financial statements as of June 30, 2022 and for the three months ended June 30, 2022 and 2021 submitted to the Commission on August 8, 2022.

The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: WNS (Holdings) Limited, Plant 10, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, Attention: Gopi Krishnan.

The Company’s filings with the Commission are available to the public over the Internet at the Commission’s website at http://www.sec.gov. You also may read and copy any document that the Company files with the Commission at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-732-0330 for further information about the public reference room.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

Our Board of Directors consists of ten directors.

The following table sets forth the name, age (as at June 30, 2022) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Timothy L. Main (1)(2)	64	Non-Executive Chairman
Gareth Williams (2)(3)	69	Director
Jason Liberty (4)	47	Director
John Freeland (1)(2)	68	Director
Keshav R. Murugesh	58	Director and Group Chief Executive Officer
Michael Menezes (5)	69	Director
Françoise Gri (1)(6)	64	Director
Keith Haviland (4)	63	Director
Mario P. Vitale (4)	66	Director
Thi Nhuoc Lan Tu (1)(2)	55	Director
Executive Officers
Keshav R. Murugesh	58	Group Chief Executive Officer
Sanjay Puria	49	Group Chief Financial Officer
Gautam Barai	48	Chief Operating Officer
Swaminathan Rajamani	46	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.

(2)	Member of our Nominating and Corporate Governance Committee.

(3)	Chairman of our Compensation Committee

(4)	Member of our Audit Committee.

(5)	Chairman of our Audit Committee.

(6)	Chairman of our Nominating and Corporate Governance Committee.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Timothy L Main was appointed to the WNS Board in June 2021, and he also serves on WNS’ Compensation and NCG Committee. In September 2021, he was appointed as the Non- Executive Chairman of the Board. Currently, Mr. Main serves on the Board of Quest Diagnostics as Chair of the Cybersecurity Committee and a member of the Audit & Finance and Governance committees. He is also on the Board of SCP & CO Healthcare Acquisition Co., where he serves as a member of the Audit & Finance Committee. He has spent his entire career in the B2B services or outsourcing environment, including more than 25 years at Jabil, a leading provider of manufacturing services with a global operational footprint. Most recently, he was the non-executive Chairman of the Board of Directors and a member of the Cyber Committee at Jabil Inc. During his tenure as Chief Executive Officer of Jabil, he led the company’s transformation and growth to a USD 17.6 billion, 141,000 employee organization through organic growth and strategic acquisitions. He comes with a rich experience and distinguished track record in international operations, corporate governance, vision and strategy, and technology-led growth. Main holds degrees from Michigan University and the Thunderbird School of Global Management. The business address of Mr. Main is 515, Madison Avenue, 8th Floor, New York, NY 10022

Gareth Williams was appointed to was appointed to our Board of Directors in January 2014. Presently, Mr. Williams serves as a member of the Board of Trustees of Cicely Saunders International, a charity that funds research and education on palliative care. Mr. Williams also served as an independent director of SAGA plc until December 2020. He served as a Chairman of YSC until November 2017. He also served as a member of the Board of YSC from 2013 to 2017. He also served as the advisor to the Chief Executive Officer of Diageo plc until June 2014. Prior to his appointment to our Board, he was Director, Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams graduated with a Bachelor of Arts degree in Economics from the Warwick University. The business address of Mr. Williams is High Tees, Wildernesse Avenue, Sevenoaks, Kent TN15 0EA, United Kingdom.

John Freeland was appointed to our Board of Directors in September 2014. Currently, Mr. Freeland is the Chairman and founder of JF Manufacturing LLC and the founder of JF Fitness of North America. He is on the Board of Trout River Lumber, LLC and Scout Logic, Inc and also serves as an advisory partner of Next Horizon Capital (Erstwhile North Star Capital Investors). He was on the Board of Compuware Corporation during the year 2014. He brings over 35 years of experience to WNS. Most recently he was the Chief Executive Officer of Symphony Information Resources, Inc. from October 2007 to May 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President – Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration from Columbia University. The business address of Mr. Freeland is 435 East 52nd Street, Apartment 8B, NY, NY 10022, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of UK since March 18, 2022. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. Presently, he is an Executive Council member of the National Association of Software and Service Companies (“NASSCOM”). He is also a Charter Member of the Board of Trustees for TiE Mumbai, which is a non-profit organisation focusing on fostering entrepreneurship though mentoring, networking, funding and incubation and a member on advisory board of Atlas Skilltech University, a self-financed academic university. Previously, he held the position of Chairman and a Director at the Data Security Council of India, a not-for-profit, industry body on data protection in India set up by NASSCOM (from 2019 to2020) and Vice-Chairman of the Executive Council of NASSCOM . He was the Chairman of the Audit Committee of NASSCOM (from 2017 to 2018) of which he stepped off on being elected Vice Chairman and the Honorary Chairman of The Confederation of Indian Industry – Western India’s Education Committee (from 2017-to 2018). He has also served as a former chairman of the BPM Council at NASSCOM. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on WNS’s CSR arm and sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Malta House, 36-38 Piccadilly, W1J 0DP, London, United Kingdom.

Michael Menezes was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as an Executive-in-Residence to the Master of Business Administration students at Ryerson University in Toronto on a voluntary basis. He is the President of Acumentor Inc. a sole proprietary business engaged in providing consulting and other services. Most recently, he was the special advisor to the Continental Bank of Canada and an advisor to Fairfax India. He was also Chief Financial Officer, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012.Mr. Menezes has over two decades of global exposure, both as Chief Executive Officer and Chief Financial Officer in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the Chief Financial Officer for ONIC (Holding), Chief Executive Officer of ITC Agro Tech Ltd., India apart from holding various senior finance roles at ITC Ltd in India. Mr. Menezes received a Bachelor of Arts Degree in Economics from University of Delhi, India, a Master’s degree in Economics from London School of Economics, UK and also qualified as a Member of the Institute of Chartered Accountants of India. The business address of Mr. Menezes is LPH 02, Landmark 2, 7825 Bayview Avenue, Thornhill, Ontario, Canada, L3T 7N2.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 30 years of international business experience to WNS, most recently as Chief Executive Officer of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President – France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in various executive positions, being at last as the President and Country GM for IBM France. She is a chairperson of Omes Education erstwhile known as INSEEC U, which is a private multidisciplinary higher education and research institution, and a member of the Board of Directors and chairperson of the Risk Committee at Credit Agricole. She is also on the board of Francaise Des Jeux, Credit Agricole Investment Banking and acts as an independent lead director at Edenred.Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG) in Grenoble, France. The business address of Ms. Gri is 25, Rue des Vaussourds, 92500 Rueil Malmaison, France.

Keith Haviland was appointed to our Board of Directors in July 2017. He brings 35 years of global technology and business experience to WNS, including strategic vision, executive leadership, operational execution and C-suite relationships. He spent 23 years with Accenture where he was a key founder of their offshore business model and global delivery network for their Technology Services later becoming responsible for all client –facing technology. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services and a member of their Global Leadership Council. Currently, Keith is an Emmy nominated film producer and the founder of Haviland Digital Limited, a company dedicated to creating award-winning intelligent film, television and digital media. He also serves on the board of Mission Control Productions Limited, Caravan Media Limited, Haviland Digital Co-Productions Limited, 35 Yard Development Limited and Tin Goose Films Ltd. Mr. Haviland received a Master of Arts degree from Gonville and Caius College, Cambridge University in Mathematics and Management Science and is Fellow of the British Computer Society, a Fellow of the Institution of Engineering and Technology and a Liveryman of the Worshipful Company of Information Technologists. The business address of Mr. Haviland is 8 Albany Park Road, Kingston Upon Thames, London, KT2 5SW, United Kingdom.

Mario P. Vitale was appointed to our Board of Directors in October 2017. He has over 40 years of experience in the insurance industry. Currently, Mr. Vitale serves as the Chief Executive Officer of Resilience Cyber Insurance Solutions, a startup of a cyber-insurance platform for insurance, a member of the advisory board of Kalepa Insurance and Director on the Board of Broad Street Partners, an insurance brokerage Services Company. He also serves as the Trustee of St John’s University College of Insurance and the Director of Growthsource Academy, a non-profit organization. Most recently, he was the Chief Executive Officer of Aspen Insurance, a leading specialty insurer. In his previous roles, he has been the Chief Executive Officer of Zurich Insurance Group’s Global Corporate business in North America from October 2006 to March 2011 and the Chief Executive Officer of Willis North America from January 2000 to October 2006. He was the Chairman of the Board of Blue Marble, a micro-insurance company from February 2016 to April 2017. The business address of Mr. Vitale is 1300 S Miami Ave, Unit 3705, Miami FL 33130 United States.

Jason Liberty was appointed to our Board of Directors in February 2020. Mr. Liberty brings over 24 years of finance experience and deep domain expertise in the travel and leisure vertical. Currently, Mr. Liberty is the Director, President and Chief Executive Officer for Royal Caribbean Cruises Ltd (“Royal Caribbean”). Since joining Royal Caribbean in 2005, Mr. Liberty has had many roles, most recently as Executive Vice President and Chief Financial Officer in his former role. He was responsible for overseeing their finance and accounting, strategy, shared service operations, technology, supply chain, port operations, legal and risk management functions. Before joining Royal Caribbean Cruises Ltd. in 2005, he was a senior manager with KPMG, LLP. Mr Liberty earned his MBA from University of North Carolina at Chapel- Hill, Kenan-Flagler Business School. The business address of Mr. Liberty is 1050, Caribbean Way, Miami FL33131.

Thi Nhuoc Lan Tu was appointed to the WNS Board in February 2022 and serves on our Compensation and NCG Committees. Currently, Ms. Tu is on the board of Shawbrook Bank Ltd and Shawbrook group PLC and a member of the nominations, remuneration, risk and audit committees. She also serves as a director on the Board of King’s College London and is a member of its Remuneration, Audit and Risk Committees as well. Lan brings more than 30 years of diverse business experience to WNS, especially in strategic growth and financial services. Most recently, she served as the first CEO of Virgin Money Investments and as a Non-Executive Director at Arrow Global Group plc. Lan’s prior experience includes serving as the Chief Strategy Officer at abrdn plc. She spent 12 years at American Express in a variety of roles, including leading the Emerging Payments and Services for EMEA, as well as the Merchant Business in the UK and Nordics. She began her career at McKinsey & Company in its London office. Lan holds an MBA degree from Harvard Business School and a Joint Honors BSc. degree from King’s College London. The business address of Ms. Tu is 1 Blakemore Villas, Blakemore Gardens, London SW13 9EH, United Kingdom.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance, information technology and procurement services functions. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 23 years of experience, out of which over 19 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group Chief Financial Officer. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials and implementation of LEAN initiatives. Mr. Puria is also a Member of NASSCOM BPM Council , a not -for-profit industry association for IT_BPM sector in India.Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Gautam Barai serves as our Chief Operating Officer. He is based out of Mumbai and is responsible for operations, sales, client relations, technology and capability creation across the organization. He began his tenure at WNS leading operations for the Aviva business in 2009, and helped to grow our insurance vertical before becoming the leader of the banking and financial services, insurance and healthcare business units. Most recently he was Chief Business Officer at WNS from May 2018 to January 2019. Prior to joining WNS, Mr. Barai was Senior Vice President—Business Executive Operations at Bank of America. Prior to Bank of America, he served as Senior Vice President and Head of BPO at Countrywide Financial Corporation. At Countrywide, he was instrumental in setting up and managing BPO operations in both India and Costa Rica. He holds Masters of Business Administration degrees from Columbia University and London Business School. The business address of Mr. Barai is Gate 4, Godrej & Boyce Complex, Pirojshahnagar, Vikhroli (West), Mumbai 400079, India.

Swaminathan Rajamani is our Chief People Officer. Presently, he serves on the Board of WNS Cares Foundation. He leads WNS’s Human Resources function and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. He has a Masters in Social Work degree from the University of Madras. The business address of Mr. Rajamani is No. 143, Campus 1A, RMZ Millenia Business Park North Veeranam Rd, Perungudi, Kandanchavadi, Chennai, Tamil Nadu.

Compensation

Compensation Discussion and Analysis

Compensation Objectives

Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is used as a strategic tool that helps us recruit, motivate and retain highly talented individuals who are committed to our core values: clients first, integrity, respect, collaboration, learning and excellence. We believe that our compensation programs are integral to achieving our goal of “One WNS One Goal—Outperform!”

Our Compensation Committee is responsible for reviewing the overall goals and objectives of our executive compensation programs, as well as our compensation plans, and making changes to such goals, objectives and plans. Our Compensation Committee bases our executive compensation programs on the following objectives, which guide us in establishing and maintaining all of our compensation programs:

•

Pay Differentiation: Based on the Job Responsibility, Individual Performance and Company Performance. As employees progress to higher levels in our company, their ability to directly impact our results and strategic initiatives increases. Therefore, as employees progress, an increasing proportion of their pay is linked to company performance and tied to creation of shareholder value.

•

Pay for Performance. Our compensation is designed to pay for performance and thus we provide higher compensation for strong performance and, conversely, lower compensation for poor performance and/or where company performance falls short of expectations. Our compensation programs are designed to ensure that successful, high-performing employees remain motivated and committed during periods of temporary downturns in our performance.

•

Balanced in Focus on Long-Term versus Short-Term Goals. As part of our compensation philosophy, we believe that equity-based compensation should be higher for employees with greater levels of responsibility and influence on our long-term results. Therefore, a significant portion of these individuals’ total compensation is dependent on our long-term share price appreciation. In addition, our compensation philosophy seeks to incentivize our executives to focus on achieving short-term performance goals in a manner that supports and encourages long-term success and profitability.

•

Competitive Value of the Job in the Marketplace. In order to attract and retain a highly skilled work force in a global market space, we remain competitive with the pay of other employers who compete with us for talent in relevant markets.

•

Easy to understand. We believe that all aspects of executive compensation should be clearly, comprehensibly and promptly disclosed to employees in order to effectively motivate them. Employees need to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributions to achieving our strategic, financial and operational goals. We also believe that compensation for our employees should be administered uniformly across our company with clear-cut objectives and performance metrics to eliminate the potential for individual supervisor bias.

Our Compensation Committee also considers risk when developing our compensation programs and believes that the design of our compensation programs should not encourage excessive or inappropriate risk taking.

Components of Executive Compensation

The compensation of our executive officers consists of the following five primary components:

•	Base salary or, in the case of executive officers based in India, fixed compensation;

•	Cash bonus or variable incentive;

•	Equity incentive grants of restricted share units (“RSUs”);

•	Other benefits and perquisites; and

•	Severance benefits.

The following is a discussion of our considerations in determining each of the compensation components for our executive officers.

Base Salary or Fixed Compensation

Base salary is a fixed element of our executives’ annual cash compensation, which is not tied to any performance criteria. We consider base salary an important part of an executive’s compensation and our Compensation Committee reviews each executive officer’s base salary annually as well as at the time of a promotion or other change in responsibility. Any base salary adjustments are usually approved early in the fiscal year, effective as at April 1, or as set out in the relevant employment agreement. The specific amount of base salary for each executive officer depends on the executive’s role, scope of responsibilities, experience and skills. Market practices are also considered in setting base salaries. Base salaries are intended to assist us in attracting executives and recognizing differing levels of responsibility and contribution among executives.

Cash Bonus or Variable Incentive

In addition to base salary, annual cash bonuses are another important piece of total compensation for our executive officers. Annual bonus opportunities are intended to support the achievement of our business strategies by tying a meaningful portion of compensation to the achievement of established objectives for the year. These objectives are discussed in more detail below. Annual bonus opportunities also are a key tool in attracting highly sought-after executives, and cash bonuses add a variable component to our overall compensation structure.

Equity Incentive Grants of RSUs

Our equity-based incentive program, through which we grant RSUs, is a key element of the total compensation for our executive officers. This equity-based incentive program is intended to attract and retain highly qualified individuals, align their long term interests with those of our shareholders, avoid short term focus and effectively execute our long term business strategies. Our equity-based compensation is subject to multi-year vesting requirements by which executives’ gains can either be realized through (i) the achievement of set performance criteria and continued employment through the vesting period, or, simply, (ii) continued employment through the vesting period.

We believe that our executive officers should also own and hold our equity to further align their interests with the long-term interests of our shareholders and further promote our commitment to sound corporate governance practices. To achieve this, we have adopted share ownership guidelines, pursuant to which each executive officer is required to achieve their respective target share ownership level over a period of five years. For more information, see Share Ownership – Share Ownership Guidelines.”

Other Benefits and Perquisites

We provide benefits and perquisites to our executive officers that are generally available to and consistent with those provided to our other employees in the country in which the executive officer is located. We believe these benefits are consistent with the objectives of our compensation philosophy and allow our executive officers to work more efficiently. Such benefits and perquisites are intended to enhance the competitiveness of our overall compensation program. Such benefits normally include medical, accident and life insurance coverage, retirement benefits, club membership, reimbursement of telephone expenses, a car and related maintenance expenses, leased residential accommodation and other miscellaneous benefits which are customary in the location where the executive officer resides and are generally available to other employees in the country. All executive officers are covered by the directors’ and officers’ liability insurance policy maintained by us.

Severance Benefits

Under the terms of our employment agreements, we are sometimes obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment.

Our executive officers globally have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period as compared to other employees.

•

Accelerated vesting of equity awards. All granted but unvested share options and RSUs would vest immediately and become exercisable (in the case of share options) by our executive officers subject to certain conditions set out in the applicable equity incentive plans or their individual employment agreements.

•	Severance and notice payment. Eligible terminated executive officers would receive severance and notice payments as reflected in their individual employment agreements.

•

Benefit continuation. Eligible terminated executive officers would receive basic employee benefits such as medical and life insurance and other perquisites as reflected in their individual employment agreements.

In addition, we provide change in control severance protection to certain executive officers. Our Compensation Committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own interest or employment.

Our Assessment Process

Our Compensation Committee has established a number of processes to assist it in ensuring that our executive compensation programs are achieving their objectives. Our Compensation Committee typically reviews each component of compensation at least every 12 months with the goal of allocating compensation between long term and currently paid compensation and between cash and non-cash compensation, and combining the compensation elements for each executive in a manner we believe best fulfills the objectives of our compensation programs.

Our Compensation Committee is responsible for reviewing the performance of each of our executive officers, approving the compensation level of each of our executive officers, establishing criteria for the grant of equity awards for each of our executive officers and approving such equity grants. Each of these tasks is generally performed annually by our Compensation Committee.

There are no predetermined individual or corporate performance factors or goals that are used by our Compensation Committee to establish the amounts or mix of any elements of compensation for the executive officers. Our Compensation Committee works closely with our Group Chief Executive Officer, discussing with him our company’s overall performance and his evaluation of and compensation recommendations for our executive officers. From time to time, our Compensation Committee also seeks the advice and recommendations of an external compensation consultant to benchmark certain components of our compensation practices against those of its peers. The companies selected for such benchmarking include companies in similar industries and generally of similar sizes and market capitalizations. Where compensation information is not available for any specific position an executive officer holds for companies that provide business and technology services, our Compensation Committee reviews data corresponding to the most comparable position and also considers the comparative experience of executives.

Our Compensation Committee then utilizes its judgment and experience in making all compensation determinations. Our Compensation Committee’s determination of compensation levels is based upon what the members of the committee deem appropriate, considering information such as the factors listed above, as well as input from our Group Chief Executive Officer and, from time to time, information and advice provided by an independent compensation consultant.

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•

Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments (non-GAAP) as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview” of the Annual Report) and bottom line (which refers to our adjusted net income (“ANI”) (non-GAAP), which is calculated as our profit excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets including the tax effect thereon) and other measures, such as our adjusted operating margin (non-GAAP), which is calculated as adjusted operating profit (non-GAAP) (calculated as operating profit / (loss) excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP), are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

•

Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. Our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash bonus program and also influences any changes in base salary.

The Compensation Committee approves awards under our cash bonus or variable incentive program consistent with the achievement of applicable goals.

The Committee on occasion makes exceptions to payments in strict accordance with achievement of goals based on unusual or extraordinary circumstances. Executive officers must be on the payroll of our company on the last day of the fiscal year, March 31, to be eligible for payment under our cash bonus or variable incentive program.

Compensation decisions are designed to promote our fundamental business objectives and strategy. Our Compensation Committee periodically reviews matters such as succession planning, management performance and the business environment and considers such matters in making compensation decisions.

Benchmarking and Use of Compensation Consultant for Fiscal 2022

During fiscal 2022, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our Chief Executive Officer and named executive officers in fiscal 2022 included the following:

Peer Group Companies for Named Executive Officers other than the Group Chief Executive Officer*
Accenture (BPM)	FirstSource Solutions	Mphasis
Capgemini (IT/ BPM)	Genpact Limited	Tata Consultancy Services (BPM)
Cognizant Technologies	HCL Technologies	Teleperformance
Conduent	ICICI Bank	Wipro Technologies (BPM)
EXL Services Holding Inc.	Infosys (BPM)
Peer Group Companies for the Group Chief Executive Officer
Cognizant Technologies	Genpact Limited	Teleperformance
Conduent	HCL Technologies	Wipro Technologies (BPM)
EXL Services Holding Inc.

*	Different subsets of the peer group were used for different named executive officers depending on the officer’s position and geographic location.

Our Compensation Committee used the data derived by our external compensation consultant primarily to ensure that our executive compensation programs are competitive. A selected subset of peer companies from those listed above that were found most closely comparable as benchmark for a particular position were considered to arrive at the compensation benchmark review of individual executive officers. Where compensation information was not publicly disclosed for a specific management position in the relevant industry, our Compensation Committee reviewed data corresponding to the most comparable position and also considered the comparative experience of the relevant executive officers.

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2022.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2021 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2022” below.

Executive Compensation for Fiscal 2022

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Group Chief Executive Officer, Group Chief Financial Officer and other named executive officers for services rendered in fiscal 2022(excluding grants of RSUs which are described below).

Name	Base salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$890,712	$128,189	$2,493,883	$3,512,784
Sanjay Puria	$360,197	$25,057	$869,110	$1,254,364
Gautam Barai	$381,555	$62,362	$713,979	$1,157,896
Swaminathan Rajamani	$326,438	$21,817	$790,100	$1,138,355

Total	$1,958,902	$237,425	$4,867,072	$7,063,399

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “Other Benefits and Perquisites.”

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2022 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following determinations on the executive officers’ base salary:

•	Mr. Keshav R. Murugesh’s base salary was revised from $844,333 to $911,880 in April 2022. The salary revision was effective February 19, 2022.

•

Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was revised from $318,768 to $ 369,208 in fiscal 2022.The salary revision was effective April 1, 2021.

•

Mr. Gautam Barai’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was revised from $336,235 to $389,347 in fiscal 2022. The salary revision was effective April 1, 2021.

•

Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was revised from $282,935 to $335,644 in fiscal 2022. The salary revision effective April 1, 2021.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long-term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally, our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP) and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2022 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal 2022. Each of our executive officers’ variable incentive packages for fiscal 2022 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, at $1,063,952 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 234.4% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2022 at $369,208 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 235.4% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Barai’s target variable incentive for 2022 at $389,347 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Barai’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP), adjusted gross contribution (non-GAAP), and individual performance objectives. Based on actual performance against these objectives, Mr. Barai earned 183.4% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2022 at $335,644 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 235.4% of his target variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2022, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of total shareholder return performance targets.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2022:

Name	Date of grant	Total RSUs granted for fiscal 2022		Weighted average grant date fair value ($)(1)
Keshav R. Murugesh	April 21, 2021	185,250	(2)	73.33
Sanjay Puria	April 21, 2021	26,700	(3)	73.33
Gautam Barai	April 21, 2021	26,550	(3)	73.33
Swaminathan Rajamani	April 21, 2021	22,200	(3)	73.33

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the weighted average grant date fair value of equity-based RSUs granted during the year.
(2)

The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vests according to the following schedule: 3.75% of the base award vests quarterly on the completion of each of the first eight quarters following the grant date, subject to the grantee’s continued employment with our company through the vesting date; 2.50% of the base award vests quarterly on the completion of each of the following four quarters, subject to the grantee’s continued employment with our company through the vesting date; and 60% of the base award vests on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The grantee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of RSUs based on service and achievement of financial performance is generally the market price of our shares on the date of grant and for total shareholder’s return performance based RSUs, it is determined using the Monte-Carlo simulation.

(3)

The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vest according to the following schedule: 3.33% of the base award vests quarterly on the completion of each of the first twelve quarters following the grant date, subject to the grantee’s continued employment with our company through the vesting date; and 60% of the base award vests on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The grantee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of RSUs based on service and achievement of financial performance is generally the market price of our shares on the date of grant and for total shareholder’s return performance based RSUs, it is determined using the Monte-Carlo simulation.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to our executive officers in fiscal 2022 are summarized below:

Name	Provident Fund	Insurance benefits	Tax Reimbursement	Total
Keshav R. Murugesh	$63,258	$50,163	$14,768	$128,189
Sanjay Puria	$17,722	$3,979	$3,356	$25,057
Gautam Barai	$26,508	$3,187	$32,667	$62,362
Swaminathan Rajamani	$16,111	$2,350	$3,356	$21,817

Total	$123,599	$59,679	$54,147	$237,425

Non-executive Director Compensation for Fiscal 2022

Total Compensation of Non-Executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2022 (excluding grants of RSUs which are described below):

Name	Retainership Fees(1)	Retainership fees for Board/Committee Chairman		Total
Adrian T. Dillon	$—	$75,556	(2)	$75,556
Gareth Williams	$73,692	$20,000	(3)	$93,692
John Freeland	$73,692	$—		$73,692
Michael Menezes	$73,692	$30,000	(4)	$103,692
Françoise Gri	$73,692	$15,000	(5)	$88,692
Keith Haviland	$73,692	$—		$73,692
Mario P. Vitale	$73,692	$—		$73,692
Jason Liberty	$73,692	$—		$73,692
Timothy L Main(6)(7)	$22,441	$84,444		$106,885
Thi Nhuoc Lan Tu(8)	$11,830	$—		$11,830

Total	$550,115	$225,000		$775,115

Notes:

(1)	Retainership fees for Board of Directors revised to $ 75,000 from earlier $ 70,000 per annum effective since July 14,2021 (The above calculation is based on prorate basis as per revision in fees)
(2)	Fee paid to Mr. Adrian T. Dillon for serving as Chairman of our Board of Directors in fiscal 2022 till September 20, 2021. He retired as a chairman on September 21, 2021.
(3)	Fee paid to Mr. Gareth Williams for serving as Chairman of our Compensation Committee in fiscal 2022.
(4)	Fee paid to Mr. Michael Menezes for serving as Chairman of our Audit Committee in fiscal 2022.
(5)	Fee paid to Ms. Françoise Gri for serving as Chairman of our Nominating and Corporate Governance Committee in fiscal 2022.
(6)	Fees paid to Mr. Timothy L Main as a director w.e.f his date of appointment June 1, 2021
(7)	Fees paid to Mr. Timothy L Main for serving as a Chairman of our Board of Directors in fiscal 2022 w.e.f September 21, 2021
(8)	Fees paid to Ms.Thi Nhuoc Lan Tu as a director w.e.f. her date of appointment February 4, 2022.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2022. These RSU’s have a vesting period of one year. No options were granted in fiscal 2022.

Name	Date of grant	Total RSUs granted for fiscal 2022	Grant date fair value ($)(1)
Timothy Main	July 14,2021	3,397	80.56
	Oct 27, 2021	843	85.03
Adrian T. Dillon	July 14,2021	3,458	80.56
Michael Menezes	July 14,2021	1,853	80.56
Gareth Williams	July 14,2021	1,853	80.56
John Freeland	July 14,2021	1,853	80.56
Francoise Gri	July 14,2021	1,853	80.56
Keith Haviland	July 14,2021	1,853	80.56
Mario Vitale	July 14,2021	1,853	80.56
Jason Liberty	July 14,2021	1,853	80.56

Note:

(1)

The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under the 2016 Incentive Award Plan.

Employment Agreement of our Executive Director

We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010, to serve as our Group Chief Executive Officer. The agreement was amended with effect from February 19, 2013, February 19, 2014, February 19, 2017 and March 18, 2022, in each case to revise Mr. Murugesh’s compensation (including share grants). The agreement provides for Mr. Murugesh’s appointment for an initial five-year term, which is renewed automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term. On June 14, 2022, we extended the expiration of the employment agreement from August 2023 to August 2025.

Under the terms of the amended agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. Pursuant to the agreement, Mr. Murugesh will be eligible to receive annually such number of RSUs to be computed based on our average share price (taking the daily US dollar closing price) during March of the fiscal year preceding the date of such determination and the value of such grant shall not be less than eight times the sum of his annual base salary. Mr. Murugesh is entitled to receive additional performance-based grants for meeting additional performance-based criteria, the value of such grant being up to 50% of eight times the sum of his annual base salary. Any grants of RSUs to Mr. Murugesh will be made pursuant to and in accordance with our 2016 Incentive Award Plan.

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the amended agreement) or is terminated for any reason other than those specified in the amended agreement (including, without limitation, expiration of his employment period or we elect not to extend his employment), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans. Further, where Mr. Murugesh’s employment is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he will also be entitled to his base salary for a period of 12 months from the effective date of termination and his target bonus for the year in which the termination occurs, both of which will be paid immediately, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Further, where Mr. Murugesh’s employment is terminated for reasons of death, disability or retirement as specified in the amended agreement, he would be entitled to all accrued and unpaid salary and bonus, accrued and unused vacation, any unreimbursed expenses and vested benefits and other amounts due to him under our employee benefit plans, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

In addition to the above, if Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason, and Mr. Murugesh executes and delivers a non-revocable general release of claims in favor of our company, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive the following severance payments and benefits from us:

1.	His base salary for a period of 12 months from the effective date of termination, which will be paid immediately;

2.	His target bonus for the year in which the termination occurs, which will be paid immediately; and

3.

Automatic accelerated vesting of RSUs or share options granted to him that would have vested with him through the next two vesting dates of each grant from the effective date of termination. Full accelerated vesting will occur in case of termination of employment for good reason.

If we experience a change in control (as defined in our 2006 Incentive Award Plan(as amended and restated, the “2006 Incentive Award Plan”) for awards granted under that plan or as defined in our 2016 Incentive Award Plan for awards granted under that plan) while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Employee Benefit Plans

2006 Incentive Award Plan

We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan was to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan was further intended to provide us with the ability to motivate, attract and retain the services of these individuals. On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan. On September 25, 2013, we adopted the Third Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for grant under the plan to 8.6 million shares/ADSs, subject to specified adjustments under the plan. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Shares Available for Awards

Subject to certain adjustments set forth in the 2006 Incentive Award Plan, the maximum number of shares that could be issued or awarded under the 2006 Incentive Award Plan was equal to the sum of (x) 8,600,000 shares, (y) any shares that remained available for issuance under our 2002 Stock Incentive Plan (which was adopted on July 3, 2002 and terminated upon the effective date of our 2006 Incentive Award Plan), and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminated, expired or lapsed for any reason or were settled in cash on or after the effective date of our 2006 Incentive Award Plan. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan. The maximum number of shares which could be subject to awards granted to any one participant during any calendar year was 500,000 shares and the maximum amount that could be paid to a participant in cash during any calendar year with respect to cash-based awards was $10,000,000. To the extent that an award terminated or was settled in cash, any shares subject to the award would again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award would not be available for subsequent grant. Except as described below with respect to independent directors, no determination was made as to the types or amounts of awards that would be granted to specific individuals pursuant to the 2006 Incentive Award Plan.

Administration. The 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator determined eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator would not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries were eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries were eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

Awards

Options: The plan administrator was able to grant options on shares. The per share option exercise price of all options granted pursuant to the 2006 Incentive Award Plan would not be less than 100% of the fair market value of a share on the date of grant. No incentive share option could be granted to a grantee who owned more than 10% of our outstanding shares unless the exercise price was at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option became exercisable for the first time by any option holder during any calendar year exceeded $100,000, such excess would be treated as a non-qualified option. The plan administrator would determine the methods of payment of the exercise price of an option, which could include cash, shares or other property acceptable to the plan administrator (and could involve a cashless exercise of the option). The plan administrator designated in the award agreement evidencing each share option grant whether such share option would be exercisable for shares or ADSs. The award agreement could, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the 2006 Incentive Award Plan could not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant could not exceed five years. Under the 2006 Incentive Award Plan, the number of awards to be granted to our independent directors was determined by our Board of Directors or our Compensation Committee.

Restricted Shares. The plan administrator could grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

Share Appreciation Rights. The plan administrator could grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted could not exceed ten years from the date of grant. The plan administrator could elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

Performance Shares and Performance Share Units. The plan administrator could grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards could be linked to performance criteria measured over performance periods as determined by the plan administrator.

Share Payments. The plan administrator could grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments could be based upon specific performance criteria determined by the plan administrator on the date such share payments were made or on any date thereafter.

Deferred Shares. The plan administrator could grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards would not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

Restricted Share Units. The plan administrator could grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator specified the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator could grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code could be a performance-based award as described below.

Performance-Based Awards. The plan administrator could grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator determined the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that could be issued under the 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in a apnticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the 2006 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the 2006 Incentive Award Plan.

Termination or Amendment. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at June 30, 2022, RSUs to purchase an aggregate of 188,371 ordinary shares were outstanding, out of which RSUs to purchase 59,400 ordinary shares were held by all our directors and executive officers as a group.

There is no purchase price for the RSUs.

RSU Grants Outside of our Plans

On June 1, 2016, June 14, 2016 and July 13, 2016, we issued an aggregate of 44,284 restricted share units to certain of our employees and directors pursuant to an exemption from registration under the United States federal securities laws. We did not seek shareholder approval for these issuances as they are not required under the Jersey Companies Act

2016 Incentive Award Plan

We adopted our 2016 Incentive Award Plan on September 27, 2016. The purpose of the 2016 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants of our company and our subsidiaries to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2016 Incentive Award Plan is further intended to provide us with flexibility in our ability to motivate, attract, and retain the services of these individuals, upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. On September 27, 2018, we adopted the First Amended and Restated 2016 Incentive Award Plan, which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 2.5 million to 3.9 million shares/ADSs, subject to specified adjustments under the plan. On September 24, 2020, we adopted the second amended and restated 2016 Incentive Award Plan which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.9 million to 6.1 million shares/ADSs subject to specific adjustments under the plan. On July 15, 2021, we adopted the third amended and restated plan which reflects deletion of reload provisions.

See “Proposal No. 9—Summary of the Plan” above for a description of our 2016 Incentive Award Plan

Outstanding Awards. As at June 30, 2022, RSUs to purchase an aggregate 3,374,821 ordinary shares were outstanding, out of which RSUs to purchase 1,497,176 ordinary shares were held by all our directors and executive officers as a group. The weighted average grant date fair value of RSUs granted during fiscal 2022, 2021, and 2020 was $ 74.14, $43.26 and $ 56.23 per ADS, respectively.

There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. In fiscal 2022, the total amount accrued by us to provide for pension, retirement or similar benefits was $15.7 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippine peso per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $11.6 million, $9.4 million and $9.4 million in each of fiscal 2022, 2021 and 2020, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code. We contributed an aggregate of $2.1 million, $1.8 million and $1.5 million in each of fiscal 2022, 2021 and 2020 respectively, to the US Savings Plan.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us. We contributed an aggregate of $0.8 million, $0.9 million and $0.9 million in each of fiscal 2022, 2021 and 2020, respectively, to the UK pension scheme.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $26,388 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”). Under this plan, the obligation to pay gratuity remains with us although LIC and ALICPL administer the plan. We contributed an aggregate of $2.4 million, $1.0 million and $1.2 million in fiscal 2022, 2021 and 2020, respectively, to LIC and ALICPL.

Our Sri Lankan subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

Compensated Absence

Our liability for compensated absences is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to income in the year in which they accrue.

Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of nine directors. Each of Messrs. Main, Williams, Freeland, Vitale, Haviland, Menezes, and Liberty, Ms. Gri and Ms. Tu satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2023;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2024; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2025.

Our directors are classified as follows:

•	Class I: Mr. Gareth Williams, Mr. Mario P. Vitale ,Mr. Timothy Main and Ms.Thi Nhuoc Lan Tu ;

•	Class II: Mr. Keshav R. Murugesh, Mr. Keith Haviland and Mr. Michael Menezes; and

•	Class III: Ms. Françoise Gri, Mr. John Freeland and Mr. Jason Liberty.

The appointments of Messrs. Gareth Williams, Mario Vitale and Timothy L Main and Ms. Thi Nhuoc Lan Tu will expire at the Annual General Meeting, which we expect to hold in September 2022.Messrs. Gareth Williams, Mario Vitale and Timothy L Main and Ms. Thi Nhuoc Lan Tu have expressed their willingness to be re-elected and, accordingly, we are seeking shareholders’ approval for their re-election at the Annual General Meeting. However, as Mr. Gareth Williams was first appointed as our Director in January 2014 and our corporate governance guidelines provide for a maximum term of directorship of nine years, Mr. Gareth Williams, if re-elected, can only serve until December 31, 2022.

At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control of management of our company.

There are no family relationships among any of our directors or executive officers. The employment agreement governing the services of one of our directors provides for benefits upon termination of employment as described above.

Our Board of Directors held five meetings in fiscal 2022.

Board Leadership Structure and Board Oversight of Risk

Different individuals currently serve in the roles of Chairman of the Board and Group Chief Executive Officer of our company. Our Board believes that splitting the roles of Chairman of the Board and Group Chief Executive Officer is currently the most appropriate leadership structure for our company. This leadership structure will bring in greater efficiency as a result of vesting two important leadership roles in separate individuals and increased independence for the Board of Directors.

Board’s Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

The Audit Committee has special responsibilities with respect to financial risks, and regularly reports to the full Board of Directors on these issues. Among other responsibilities, the Audit Committee reviews our company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.

The Compensation Committee also plays a role in risk oversight as it relates to our company’s compensation policies and practices. Among other responsibilities, the Compensation Committee designs and evaluates our company’s executive compensation policies and practices so that our company’s compensation programs promote accountability among employees and the interests of employees are properly aligned with the interests of our shareholders.

Committees of the Board

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee comprises four directors: Mr. Michael Menezes (Chairman), Mr. Jason Liberty, Mr. Keith Haviland and Mr. Mario P. Vitale. Each of Messrs. Menezes, Haviland, Liberty and Vitale satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messrs. Menezes and Liberty serves as our Audit Committee financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Audit Committee held four meetings in fiscal 2022.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Gareth Williams (Chairman), John Freeland, Timothy L Main Ms Francoise Gri and Ms. Thi Nhuoc Lan Tu Each of Messrs. Williams, Freeland , Main and Ms.Gri and Ms. Tu satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Compensation Committee held four meetings in fiscal 2022.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises four directors: Ms. Françoise Gri (Chairperson) and Ms. Thi Nhuoc Lan Tu and Messrs. Timothy L Main , John Freeland and Gareth Williams. Each of Ms. Gri and Ms. Tu and Messrs. Main , Freeland and Williams satisfies the “independence” requirements of the NYSE listing standards.

The principal duties and responsibilities of the nominating and governance committee are as follows:

•

to assist the Board of Directors by identifying individuals qualified to become board members and members of board committees, to recommend to the Board of Directors nominees for the next annual meeting of shareholders, and to recommend to the Board of Directors nominees for each committee of the Board of Directors;

•	to monitor our corporate governance structure; and

•	to periodically review and recommend to the Board of Directors any proposed changes to the corporate governance guidelines applicable to us.

We have posted our Nominating and Corporate Governance Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Nominating and Corporate Governance Committee uses its judgment to identify well qualified individuals who are willing and able to serve on our Board of Directors. Pursuant to its charter, the Nominating and Corporate Governance Committee may consider a variety of criteria in recommending candidates for election to our board, including an individual’s personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment; experience in our company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of our company’s operations; and practical and mature business judgment, including ability to make independent analytical inquiries.

The Nominating and Corporate Governance Committee considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences and occupations.

The Nominating and Corporate Governance Committee held four meetings in fiscal 2022.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held four executive sessions in fiscal 2022.

Shareholders and other interested parties may communicate directly with the presiding director or with our non-executive directors as a group by writing to the following address: WNS (Holdings) Limited, Attention: Non-Executive Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at June 30, 2022. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at June 30, 2022 are based on an aggregate of 48,155,418 ordinary shares (excluding 741618 treasury shares) outstanding as at that date

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Timothy L. Main(1)	10,000	0.021
Gareth Williams	20,794	0.043
John Freeland(2)	41,300	0.086
Keshav R. Murugesh	651,444	1.353
Michael Menezes	16,598	0.034
Jason Liberty	5,631	0.012
Françoise Gri	19,802	0.041
Keith Haviland	13,597	0.028
Mario P. Vitale	10,137	0.021
Executive Officers
Sanjay Puria	41,101	0.085
Swaminathan Rajamani	56,730	0.118
Gautam Barai	64,820	0.135
All our directors and executive officers as a group (12 persons as at June 30, 2022)	951,954	1.977

Notes:

(1)	Timothy L Main holds 10,000 shares in the form of ADSs.
(2)	Of the 41,300 shares beneficially owned by Mr. John Freeland, 17,250 shares are in the form of ADSs.

As at June 30 2022, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at June 30, 2022:

Name	RSU Summary
	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying unexercised RSUs held that RSUs To be vested in next 60 days from Jun 30, 2022 (With vesting dates)	Vesting Dates	Number of shares underlying unexercised RSUs held that have not vested
Directors
Michael Menezes	0	1,853	14-Jul-22	0
Gareth Williams	0	1,853	14-Jul-22	0
John Freeland	0	1,853	14-Jul-22	0
Francoise Gri	0	1,853	14-Jul-22	0
Keith Haviland	0	1,853	14-Jul-22	0
Mario Vitale	0	1,853	14-Jul-22	0
Jason Liberty	0	1,853	14-Jul-22	0
Timothy Main	0	3,397	14-Jul-22	843
Thi Nhuoc Lan Tu	0			1,835
Executive Officers
Keshav Murugesh	651,444	4,003	22-Jul-22	516,114
Keshav Murugesh		9,037	21-Jul-22
Sanjay Omprakash Puria	41,101	600	22-Jul-22	67,919
Sanjay Omprakash Puria		1,123	21-Jul-22
Gautam Bhupat Barai	55,566	607	22-Jul-22	72,831
Gautam Bhupat Barai		1,231	21-Jul-22
R Swaminathan	56,730	503	22-Jul-22	57,760
R Swaminathan		961	21-Jul-22

Share Ownership Guidelines

In July 2014, our Board of Directors adopted a share ownership policy, which was amended in January 2015 and effective from April 1, 2015, outlining the share ownership guidelines for, among other employees, our directors and executive officers. Our share ownership policy was further amended for other employees and executive officers effective July 2019. We believe that this policy further aligns the interests of our directors and executive officers with the long-term interests of our shareholders and promotes our commitment to sound corporate governance practices.

Under our amended policy, each of our non-executive directors must hold at least the amount of vested shares of our company by the fifth anniversary of such director’s initial election to the Board as shown in the table below:

Position	Share Ownership Guidelines
For Non-Executive Directors (except Board Chairman)	3.0 x value of annual share grant in $
For the Board Chairman	4.0 x value of annual share grant in $

In the event a non-executive director holds at least the required valued of our ordinary shares during the required time period, but the value of the director’s shares decreases below the shareholding requirement due to a decline in the price of our ADSs, the director shall be deemed to have complied with this policy so long as the director does not sell any shares.

Our amended policy provides that our executive officers are required to hold a multiple of their annual base salary in shares of our company as shown in the table below.

Position	Share Ownership Guidelines
Group Chief Executive Officer	4.0 x annual base salary
Chief Operating Officer	2.0 x annual base salary
Group Chief Financial Officer	2.0 x annual base salary
Chief People Officer	2.0 x annual base salary

Executive officers have five years to achieve the specified ownership level according to the following build-up schedule: achieving a share ownership level equivalent to 5%, 15%, 30%, 60% and 100% of their specified ownership level in the first, second, third, fourth and fifth year, respectively.

For our Group Chief Financial Officer, our Compensation Committee changed the share ownership level from 1.5 times to 2 times his annual base salary. The additional ownership level of 0.5 times his annual base salary was to be attained over the period of five years in the same ratio as outlined above.

For our Chief Operating Officer and Chief People Officer, our Compensation Committee changed the share ownership level from 1 times to 2 times his annual base salary. The additional ownership level of 1 time his annual base salary was to be attained over the period of five years in the same ratio as outlined above.

Shares owned by immediate family members and any trust for the benefit only of the executive officer/director or his or her family members are included in the determination of such executive officer/director’s share ownership level.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at June 30, 2022 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 48,155,481 ordinary shares (excluding 741618 treasury shares) outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	5,284,083	10.97%
FMR LLC (3)	4,872,972	10.12%
Nalanda India Fund Limited (4)	4,122,196	8.56%
Grandeur Peak Global Advisors, LLC (5)	2,870,051	5.96%

Notes:

(1)	Based on an aggregate of 48,155,481 (excluding 741618 treasury shares ) ordinary shares outstanding as at June 30, 2022.

(2)

Information is based on Amendment No.10 to a report on Schedule 13G jointly filed with the Commission on February 12, 2021 by Waddell & Reed Financial, Inc. (“WDR”) and Ivy Investment Management Company (“IICO”), an investment advisory subsidiary of WDR. These shares are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by IICO. The investment advisory contracts grant IICO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of these shares. IICO and WDR are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to IICO.

(3)

Information is based on Amendment No. 19 to a report on Schedule 13G jointly filed with the Commission on February 9, 2022 by FMR LLC and Abigail P. Johnson. FMR LLC and Abigail P. Johnson filed Amendment No. 19 to a report on Schedule 13G jointly filed with the Commission on February 9, 2022 reporting beneficial ownership of 4,872,972 shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 19, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the US Investment Company Act of 1940 (“Fidelity Funds”), advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly-owned subsidiary of FMR Co. LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. According to this Amendment No. 18, of these shares, FMR LLC and Abigail P. Johnson each has the sole power to vote or direct the vote over 679,067 shares and the sole power to dispose or direct the disposition of all 4,872,972 shares.

(4)	Information is based on Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2019 by Nalanda India Fund Limited.
(5)	Information is based on a report on Schedule 13G filed with the Commission on February 14, 2022 by Grandeur Peak Global Advisors, LLC (“Grandeur”).

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•

WDR reported its percentage ownership of our ordinary shares to be 11.6% (based on the number of our ordinary shares reported as outstanding at that time) in Amendment No. 9 to a report on Schedule 13G filed with the Commission on February 14, 2020 and 10.6% based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 10 to a report on Schedule 13G filed with the Commission on February 12, 2021.

•

Wellington Management Group LLP reported its percentage ownership of our ordinary shares to be and 3.67% (based on the number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on February 14, 2020.

•

FMR LLC reported its percentage ownership of our ordinary shares to ,be 9.626% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No.16 to a report on Schedule 13G jointly filed with the Commission on February 7, 2020 10.00% (based on the number of our ordinary shares reported as outstanding at that time) in Amendment No.17 to a report on Schedule 13G jointly filed with the Commission on July 10, 2021 9.422% (based on the number of our ordinary shares reported as outstanding at that time) in Amendment No. 18 to a report on Schedule 13G jointly filed with the Commission on February 8, 2021 and 9.995% (based on the number of our ordinary shares reported as outstanding at that time) in Amendment No.19 to a report on Schedule 13G jointly filed with the Commission on February 9,2022

•

Grandeur reported its percentage ownership of our ordinary shares to be 5.15% (based on the number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 17, 2021,and 5.88% (based on the number of ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 14, 2022.

•

Macquarie Group Limited reported its percentage ownership of our ordinary shares to be 5.32% (based on the number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on February 11, 2022 and 0.12% (based on the number of our ordinary shares reported as outstanding at that time) in Amendment No. 2 to a report on Schedule 13G filed with the Commission on July 11, 2022.

None of our major shareholders have different voting rights from our other shareholders.

As at June 30, 2022, 47,924,159 (excluding 741,618 treasury shares) of our ordinary shares, representing 98.01% of our outstanding ordinary shares, were held by Deutsche Bank Trust Company Americas the depository of our ADS holders. We are aware of 14 record shareholders being a US citizen or an entity incorporated in the US, including the depository, as at June 30, 2022. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act that were either material to us or the related party.

Mr. Keshav Murugesh is a member of the Executive Council at NASSCOM. During fiscal 2022, we have paid membership and subscription charges and sponsorship fees for various events conducted by NASSCOM amounting to $81.

Mr. Timothy L. Main is a director in Quest Diagnostics Inc. During fiscal 2022, we paid charges towards health checkup and various tests conducted in relation to new joinees amounting to $24.

See also “ Directors, Senior Management and Employees — Compensation — Employment Agreement of our Executive Director” for a description of our employment agreement with Mr. Keshav R. Murugesh, our Group Chief Executive Officer and director.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton Bharat LLP served as our independent public accountant for fiscal 2022. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton Bharat LLP and Grant Thornton member firms for fiscal 2022 and 2021.

	Fiscal
	2022	2021
Audit fees	$635,105	$636,430
Audit-related fees	—	9,000

Total	$635,105	$645,430

Notes:

Audit fees: This category consists of fees billed for the audit of financial statements, quarterly review of financial statements,tax audit and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; consents and attest services.

Audit-related fees: This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by an external auditor, and includes service tax certifications and out of pocket expenses.

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton Bharat LLP and Grant Thornton member firms during the last fiscal year have been pre-approved by our Audit Committee.

STOCK PERFORMANCE GRAPH

The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933, as amended, or under the Exchange Act (collectively, the “Acts”), except to the extent that we specifically incorporate this information by reference and shall not otherwise be deemed filed under such Acts. This graph below compares the total shareholder return of the Company’s ADSs, each represented by one ordinary share, with the S&P 500 Index, the NYSE Composite Index and our peer group index over a period from April 1, 2017 to March 31, 2022. The peer group index is constructed based on the following selected peer group of companies: Infosys Technologies Limited, Wipro Limited, Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited (trading on the Bombay Stock Exchange and National Stock Exchange, India) and Exl Service Holdings, Inc. and Genpact Limited. We believe that these companies most closely resemble our business mix and that their performance is representative of our industry. The returns of the component entities of the Company’s peer group index are weighed according to the market capitalization of each entity as of the beginning of each period for which a return is presented. The total shareholder return assumes US$100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index, the NYSE composite Index and our peer group index. It also assumes reinvestment of all dividends.

Cumulative Total Return

Based upon an initial investment of US$100 on April 1, 2017 with dividends reinvested

Appendix A

Grant Thornton Bharat LLP

(Formerly Grant Thornton India LLP)

21st Floor, DLF Square

Jacaranda Marg, DLF Phase II,

Gurugram -122 002

Haryana, India

T +91 124 462 8000

F +91 124 462 8001

www.grantthornton.in

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

WNS (Holdings) Limited

We have audited the accompanying consolidated statement of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2022, and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material aspects, the financial position of the Company as of March 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and the requirements of the Company (Jersey) Law 1991.

Report on Other Legal and Regulatory Requirements under Companies (Jersey) Law 1991

Matters on which we are required to report by exception.

We have nothing to report in respect of the following matters in relation to which the Companies (Jersey) Law 1991 requires us to report to you, if in our opinion:

•	proper accounting records have not been kept by the Company; or

•	the Company’s financial statements are not in agreement with the accounting records; or

•	we have not received proper returns adequate for our audit from branches not visited by us; or

•	we have not obtained all the information and explanations, which to the best of our knowledge and belief, are necessary for the purposes of our audit.

For and on behalf of

Grant Thornton Bharat LLP

Abhishek Gupta

Partner

Gurugram, India

May 17, 2022

Appendix B

THE FOURTH AMENDED AND RESTATED WNS (HOLDINGS) LIMITED

2016 INCENTIVE AWARD PLAN

ARTICLE 1.

PURPOSE

The purpose of the Fourth Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan (the “Plan”) is to promote the success and enhance the value of WNS (Holdings) Limited, a corporation organized under the laws of Jersey (the “Company”), by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1    “ADS” means one American Depositary Share of the Company.

2.2    “Award” means an Option, a Restricted Share award, a Share Appreciation Right award, a Performance Share award, a Performance Share Unit award, a Share Payment award, a Deferred Share award, a Restricted Share Unit award, a Performance Bonus Award, or a Performance-Based Award granted to a Participant pursuant to the Plan.

2.3    “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4    “Board” means the Board of Directors of the Company.

2.5    “Change in Control” means and includes each of the following:

(a)    A transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any subsidiary of the Company, an employee benefit plan maintained by the Company or any subsidiary of the Company or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

(b)    During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.5(a) hereof or Section 2.5(c) hereof) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c)    The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or shares of another entity, in each case other than a transaction:

(i)    Which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii)    After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.5(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d)    The Company’s shareholders approve a liquidation or dissolution of the Company.

Notwithstanding anything herein or in any Award Agreement to the contrary, if a Change in Control constitutes a payment event with respect to any Award that is subject to United States income tax and which provides for a deferral of compensation that is subject to Section 409A of the Code, the transaction or event described in subsection (a), (b), (c) or (d) must also constitute a “change in control event,” as defined in Treasury Regulation §1.409A-3(i)(5), in order to constitute a Change in Control for purposes of payment of such Award.

2.6    “Code” means the Internal Revenue Code of 1986, as amended.

2.7    “Committee” means the committee of the Board described in Article 12 hereof.

2.8    “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Company or any Subsidiary to render such services.

2.9    “Covered Employee” means an Employee who is, or could be, a “covered employee” within the meaning of Section 162(m) of the Code.

2.10    “Deferred Share” means a right to receive a specified number of Shares or ADSs during specified time periods pursuant to Section 8.4 hereof.

2.11    “Disability” means that the Participant qualifies to receive long-term disability payments under the Company’s long-term disability insurance program, as it may be amended from time to time. Notwithstanding anything herein or in any Award Agreement to the contrary, if a Disability constitutes a payment event with respect to any Award that is subject to United States income tax and which provides for a deferral of compensation that is subject to Section 409A of the Code, the Participant shall only experience a Disability hereunder for purposes of the payment of such Award if the Participant is “disabled” within the meaning of Treasury Regulation Section 1.409A- 3(i)(4).

2.12    “Effective Date” shall have the meaning set forth in Section 13.1 hereof.

2.13    “Eligible Individual” means any person who is an Employee, a Consultant or an Independent Director, as determined by the Committee.

2.14    “Employee” means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.

2.15    “Equity Restructuring” shall mean a nonreciprocal transaction between the Company and its shareholders, such as a Share dividend, Share split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the Share price of Common Stock (or other securities) and causes a change in the per Share value of the Common Stock underlying outstanding Awards.

2.16    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.17    “Fair Market Value” means, as of any given date, (a) if the Shares are listed on any established stock exchange or a national market system, the closing price of a Share as reported in the Wall Street Journal (or such other source as the Board may deem reliable for such purposes) for such date or, if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred, or (b) if the Shares are not traded on an exchange but are quoted on a quotation system, (i) the last sales price of a Share on such date, or (ii) if no sales occur on such date, the mean between the closing representative bid and asked prices for a Share on such date or, if no prices are reported on such date, the first date immediately prior to such date on which sales prices or bid and asked prices, as applicable, are reported by such quotation system; or (c) if the Shares are not publicly traded or, with respect to any non-Share based Award or the settlement of an Award, the fair market value established by the Committee acting in good faith.

2.18    “Full Value Award” means any Award other than an Option or other Award for which the Participant pays the intrinsic value (whether directly or by forgoing a right to receive a payment from the Company).

2.19    “Incentive Stock Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.20     “Independent Director” means a member of the Board who is not an Employee of the Company.

2.21    “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b) (3) under the Exchange Act, or any successor rule.

2.22     “Non-Qualified Option” means an Option that is not intended to be an Incentive Stock Option.

2.23    “Option” means a right granted to a Participant pursuant to Article 5 hereof to purchase a specified number of Shares or ADSs at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non- Qualified Option.

2.24     “Participant” means any Eligible Individual who, as a member of the Board or Employee, has been granted an Award pursuant to the Plan.

2.25    “Performance-Based Award” means an Award granted to selected Covered Employees which the Committee determines shall be subject to the terms and conditions set forth in Article 9 hereof. All Performance-Based Awards are intended to qualify as Qualified Performance-Based Compensation.

2.26    “Performance Bonus Award” has the meaning set forth in Section 8.6 hereof.

2.27    “Performance Criteria” means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes and share-based compensation), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders’ equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per Share or ADS, and market share, any of which may be measured either in absolute terms by comparison to comparable performance in an earlier period or periods, or as compared to results of a peer group, industry index, or other company or companies. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

2.28    “Performance Goals” means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.29    “Performance Period” means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance-Based Award.

2.30    “Performance Share” means a right granted to a Participant pursuant to Section 8.1 hereof, to receive Shares, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.31    “Performance Share Unit” means a right granted to a Participant pursuant to Section 8.2 hereof, to receive Shares or ADSs, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.32    “Plan” means this Fourth Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan, as it may be amended from time to time.

2.33    “Prior Plan” means the WNS (Holdings) Limited 2016 Incentive Award Plan, as such plan was amended and restated from time to time.

2.34    “Qualified Performance-Based Compensation” means any compensation that is intended to qualify as “qualified performance-based compensation” as described in Section 162(m) (4) (C) of the Code.

2.35    “Restricted Shares” means Shares or ADSs awarded to a Participant pursuant to Article 6 hereof that is subject to certain restrictions and may be subject to risk of forfeiture.

2.36    “Restricted Share Unit” means an Award granted pursuant to Section 8.5 hereof.

2.37     “Securities Act” shall mean the Securities Act of 1933, as amended.

2.38    “Share” means an ordinary share of the Company, par value 10 pence per share, and such other securities of the Company that may be substituted for Shares pursuant to Article 11 hereof.

2.39    “Share Appreciation Right” or “SAR” means a right granted pursuant to Article 7 hereof to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares or ADSs on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.40    “Share Payment” means (a) a payment in the form of Shares or ADSs, or (b) an option or other right to purchase Shares or ADSs, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.3 hereof.

2.41    “Subsidiary” means any “subsidiary corporation” as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder or any other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company.

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

3.1    Number of Shares and ADSs.

(a)    Subject to Article 11 and Section 3.1(b), the aggregate number of Shares and ADSs, in the aggregate, which may be issued or transferred pursuant to Awards under the Plan shall be equal to the sum of (x) Eight million and three hundred thousand (8,300,000) and (y) any Shares or ADSs which immediately prior to the expiration of the Prior Plan were available for issuance or transfer as new awards under the Prior Plan, and (z) any Shares or ADSs subject to awards under the Prior Plan which terminate, expire, forfeit, lapse for any reason or are settled in cash on or after the Effective Date. In order that the applicable regulations under the Code relating to Incentive Stock Options be satisfied, the maximum number of Shares and ADSs that may be delivered under the Plan upon the exercise of Incentive Stock Options shall be that number of shares specified in Section 3.1(a)(x) above.

(b)    To the extent that an Award terminates, expires, or lapses for any reason, or is settled in cash, any Shares or ADSs subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Any Shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall not subsequently be available for grant of an Award pursuant to the Plan. To the extent permitted by applicable law or any exchange rule, Shares and ADSs issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against Shares and ADSs available for grant pursuant to this Plan. To the extent that a SAR is exercised for, or settled in, Shares or ADSs, the full number of shares or ADSs subject to such SAR shall be counted for purposes of calculating the aggregate number of Shares and ADSs available for issuance under the Plan as set forth in Section 3.1(a), regardless of the actual number of shares or ADSs issued upon such exercise or settlement. Notwithstanding the provisions of this Section 3.1(b), no Shares or ADSs may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

3.2    Shares and ADSs Distributed. Any Shares or ADSs distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or ADSs, treasury Shares or ADSs, or Shares or ADSs purchased on the open market.

3.3    Limitation on Number of Shares and ADSs Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to Article 11 hereof, the maximum number of Shares and ADSs with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 500,000 and the maximum amount that may be paid in cash with respect to one or more Awards to any one Participant which are not denominated in Shares or ADSs or otherwise for which the foregoing limitation would not be an effective limitation, the maximum amount that may be paid in cash during any calendar year shall be $10,000,000.

ARTICLE 4.

ELIGIBILITY AND PARTICIPATION

4.1    Eligibility. Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

4.2    Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

4.3    Foreign Participants. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish sub plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such sub plans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such sub plans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 hereof; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other applicable law.

ARTICLE 5.

OPTIONS

5.1    General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)    Exercise Price. The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 5.2(b) hereof, the per share exercise price for any Option shall not be less than 100% of the Fair Market Value of a Share on the date of grant.

(b)    Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided, that the term of any Option granted under the Plan shall not exceed ten years. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)    Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation: (i) cash, (ii) Shares or ADSs having a fair market value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, including shares or ADSs that would otherwise be issuable or transferable upon exercise of the Option, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares or ADSs then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided, that payment of such proceeds is then made to the Company at such time as may be required by the Company, not later than the settlement of such sale), and the methods by which Shares or ADSs shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option, or continue any extension of credit with respect to the exercise price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

(d)    Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2    Incentive Stock Options. Incentive Stock Options shall be granted only to employees of the Company or any “parent corporation” or “subsidiary corporation” of the Company within the meaning of Section 424(e) and 424(f), respectively, of the Code, and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1 hereof, must comply with the provisions of this Section 5.2.

(a)    Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares or ADSs with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Options.

(b)    Ten Percent Owners. An Incentive Stock Option may not be granted to any individual who, at the date of grant, owns shares possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any “parent corporation” or “subsidiary corporation” of the Company within the meaning of Section 424(e) and 424(f), respectively, of the Code, unless such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(c)    Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of Shares or ADSs acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such Shares or ADSs to the Participant.

(d)    Right to Exercise. During a Participant’s lifetime, an Incentive Stock Option may be exercised only by the Participant.

(e)    Failure to Meet Requirements. Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Option.

ARTICLE 6.

RESTRICTED SHARE AWARDS

6.1    Grant of Restricted Shares. The Committee is authorized to make Awards of Restricted Shares to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Shares shall be evidenced by an Award Agreement.

6.2    Insurance and Restrictions. Subject to Section 10.6, Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.3    Forfeiture. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that is at that time subject to restrictions shall be forfeited; provided, however, that except as otherwise provided by Section 10.6, the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture conditions relating to Restricted Shares will lapse in whole or in part in the event of terminations resulting from specified causes, and (b) provide in other cases for the lapse in whole or in part of restrictions or forfeiture conditions relating to Restricted Shares.

6.4    Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares or ADSs are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

ARTICLE 7.

SHARE APPRECIATION RIGHTS

7.1    Grant of Share Appreciation Rights.

(a)    A Share Appreciation Right may be granted to any Participant selected by the Committee. A Share Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

(b)    A Share Appreciation Right shall entitle the Participant (or other person entitled to exercise the Share Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Share Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of a Share on the date the Share Appreciation Right is exercised over (B) the Fair Market Value of a Share on the date the Share Appreciation Right was granted and (ii) the number of Shares or ADSs with respect to which the Share Appreciation Right is exercised, subject to any limitations the Committee may impose. The Committee shall determine the time or times at which a Share Appreciation Right may be exercised in whole or in part; provided, that the term of any Share Appreciation Right granted under the Plan shall not exceed ten years.

7.2    Payment and Limitations on Exercise.

(a)    Subject to Section 7.2(b), payment of the amounts determined under Sections 7.1(b) above shall be in cash, in Shares (based on its Fair Market Value as of the date the Share Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement.

(b)    To the extent any payment under Section 7.1(b) is effected in Shares, it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 8.

OTHER TYPES OF AWARDS

8.1    Performance Share Awards. Any Participant selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of Shares or ADSs and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2    Performance Share Units. Any Participant selected by the Committee may be granted one or more Performance Share Unit awards which shall be denominated in unit equivalent of Shares, ADSs and/or units of value including dollar value of Shares or ADSs and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3    Share Payments. Any Participant selected by the Committee may receive Share Payments in the manner determined from time to time by the Committee. The number of shares or ADSs shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Share Payment is made or on any date thereafter.

8.4    Deferred Shares. Any Participant selected by the Committee may be granted an award of Deferred Shares in the manner determined from time to time by the Committee. The number of Deferred Shares shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee subject to Section 10.6. Shares underlying a Deferred Share award will not be issued until the Deferred Share award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Shares shall have no rights as a Company shareholder with respect to such Deferred Shares until such time as the Deferred Share Award has vested and the Shares underlying the Deferred Share Award has been issued. Notwithstanding anything herein to the contrary, any award of Deferred Shares that is subject to United State income tax shall be structured in a manner that complies with Section 409A of the Code or an available exemption therefrom.

8.5    Restricted Share Units. The Committee is authorized to make Awards of Restricted Share Units to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate subject to Section 10.6. At the time of grant, the Committee shall specify the maturity date applicable to each grant of Restricted Share Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall, subject to Section 10.5(b) hereof, transfer to the Participant one unrestricted, fully transferable Share for each Restricted Share Unit scheduled to be paid out on such date and not previously forfeited.

8.6    Performance Bonus Awards. Any Participant selected by the Committee may be granted a cash bonus (a “Performance Bonus Award”) payable upon the attainment of Performance Goals that are established by the Committee and relate to one or more of the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Any such Performance Bonus Award paid to a Covered Employee may be a Performance-Based Award and be based upon objectively determinable bonus formulas established in accordance with Article 9 hereof.

8.7    Term. Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Share Units, Share Payments, Deferred Shares or Restricted Share Units shall be set by the Committee in its discretion.

8.8    Exercise or Purchase Price. The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Share Units, Deferred Shares, Share Payments or Restricted Share Units; provided, however, that such price shall not be less than the par value of a Share on the date of grant, unless otherwise permitted by applicable state law.

8.9    Exercise upon Termination of Employment or Service. An Award of Performance Shares, Performance Share Units, Deferred Shares, Share Payments and Restricted Share Units shall only vest or be exercisable or payable while the Participant is an Employee, Consultant or a member of the Board, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Share Units, Share Payments, Deferred Shares or Restricted Share Units may vest or be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant’s retirement, death or Disability, or otherwise; provided, however, that, to the extent required to preserve tax deductibility under Section 162(m) of the Code, any such provision with respect to Performance Shares or Performance Share Units that are intended to constitute Qualified Performance-Based Compensation shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.

8.10    Form of Payment. Payments with respect to any Awards granted under this Article 8 shall be made in cash, in Shares or a combination of both, as determined by the Committee.

8.11    Award Agreement. All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement.

ARTICLE 9.

PERFORMANCE-BASED AWARDS

9.1    Purpose. The purpose of this Article 9 is to provide the Committee the ability to qualify Awards other than Options and SARs and that are granted pursuant to Articles 6 and 8 hereof as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8 hereof; provided, however, that the Committee may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

9.2    Applicability. This Article 9 shall apply only to those Covered Employees selected by the Committee to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3    Procedures with Respect to Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 6 or 8 hereof which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4    Payment of Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved. In determining the amount earned under a Performance-Based Award, the Committee may reduce or eliminate the amount of the Performance-Based Award earned for the Performance Period, if in its sole and absolute discretion, such reduction or elimination is appropriate.

9.5    Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10.

PROVISIONS APPLICABLE TO AWARDS

10.1    Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

10.2    Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

10.3    Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. The Committee by express provision in the Award or an amendment thereto may permit an Award to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant’s family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish; provided, however, that no such transfer of an Incentive Stock Option shall be permitted to the extent that such transfer would cause the Incentive Stock Option to fail to qualify as an “incentive stock option” under Section 422 of the Code. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a “blind trust” in connection with the Participant’s termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company’s lawful issue of securities. Notwithstanding the foregoing, in no event shall any Award be transferable by a Participant to a third party (other than the Company or any successor or acquiring entity) for consideration.

10.4    Beneficiaries. Notwithstanding Section 10.3 hereof, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

10.5    Share Certificates; Book Entry Procedures.

(a)    Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares or ADSs pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share and ADS certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share or ADS certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b)    Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing Shares or ADSs issued in connection with any Award and instead such Shares or ADSs shall be recorded in the books of the Company (or, as applicable, its transfer agent or share plan administrator).

10.6    Full Value Award Vesting Limitations. Notwithstanding any other provision of this Plan to the contrary, unless otherwise determined by the Committee, Full Value Awards made to Employees or Consultants shall become vested over a period of not less than three years (or, in the case of vesting based upon the attainment of Performance Goals or other performance-based objectives, over a period of not less than one year) following the date the Award is made; provided, however, that, notwithstanding the foregoing, Full Value Awards that result in the issuance of an aggregate of up to 5% of the Shares and ADSs available pursuant to Section 3.1(a) may be granted to any one or more Participants without respect to such minimum vesting provisions. The foregoing notwithstanding, such Awards may vest on an accelerated basis in the event of a Participant’s death, disability, or retirement, or in the event of a Change in Control or other special circumstances. For purposes of this Section 10.6, (i) vesting over a specified period will include periodic vesting over such period, and (ii) a pre-announced period in which service is required as a condition to the grant of any Award may count toward the minimum vesting period required under this Section 10.6, if so determined by the Committee.

10.7    Paperless Exercise. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless exercise of Awards by a Participant may be permitted through the use of such an automated system.

10.8    Exercise for ADSs. With the consent of the Committee and subject to such terms and conditions as the Committee, in its sole discretion, deems necessary or advisable, an Award may be exercised for ADSs rather than Shares.

ARTICLE 11.

CHANGES IN CAPITAL STRUCTURE

11.1    Adjustments.

(a)    Subject to Section 11.1(d) below, in the event of any share dividend, share split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting the Shares or ADSs or the share price of the Shares or ADSs, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3 hereof); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

(b)    Subject to Section 11.1(d) below, in the event of any transaction or event described in Section 11.1(a) hereof or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i)    To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1 the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion and having a value no less than the Award so replaced, as determined by the Committee in its sole discretion;

(ii)    To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii)    To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Shares or Deferred Shares and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv)    To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v)    To provide that the Award cannot vest, be exercised or become payable after such event.

(c)    Certain ADS Adjustments. Without limiting the generality of Section 11.1 hereof, in the event that the conversion ratio of ADSs to Shares (currently 1:1) shall be modified by the Company at any time, the Committee shall make such adjustments to the Plan and any Awards outstanding thereunder as it deems appropriate and equitable to reflect such modification of the conversion ratio and preserve the existing economic value of any outstanding Awards.

(d)    In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(a) and 11.1(b) above:

(i)    The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted. The adjustments provided under this Section 11.1(d) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company.

(ii)    The Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3 above on the maximum number and kind of shares which may be issued under the Plan and adjustments of the manner in which shares subject to Full Value Awards will be counted).

11.2    Acceleration Upon a Change in Control. Notwithstanding Section 11.1 hereof, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant’s Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine. In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect.

11.3    No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares or ADSs subject to an Award or the grant or exercise price of any Award.

ARTICLE 12.

ADMINISTRATION

12.1    Committee. Unless and until the Board delegates administration of the Plan to a Committee as set forth below, the Plan shall be administered by the full Board, and for such purposes the term “Committee” as used in this Plan shall be deemed to refer to the Board. The Board, at its discretion or as otherwise necessary to comply with the requirements of Section 162(m) of the Code, Rule 16b-3 promulgated under the Exchange Act or to the extent required by any other applicable rule or regulation, shall delegate administration of the Plan to a Committee. The Committee shall consist solely of two or more members of the Board each of whom is an “outside director,” within the meaning of Section 162(m) of the Code, a Non-Employee Director and an “independent director” under the rules of the New York Stock Exchange (or other principal securities market on which Shares or ADSs are traded). The governance of such Committee shall be subject to the charter of the Committee as approved by the Board, or the Company’s memorandum and articles of association, as applicable. Any action taken by the Committee shall be valid and effective, regardless of whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise. Notwithstanding the foregoing: (a) the full Board shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term “Committee” as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5 hereof. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee.

12.2    Support for the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.3    Authority of Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)    Designate Participants to receive Awards;

(b)    Determine the type or types of Awards to be granted to each Participant;

(c)    Determine the number of Awards to be granted and the number of Shares or ADSs to which an Award will relate;

(d)    Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; provided, however, that the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance- Based Awards;

(e)    Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, ADSs, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)    Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g)    Decide all other matters that must be determined in connection with an Award;

(h)    Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)    Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j)    Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

12.4    Decisions Binding. The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

12.5    Delegation of Authority. To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) senior executives of the Company who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or members of the Board) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegate. At all times, the delegate appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Committee.

ARTICLE 13.

EFFECTIVE AND EXPIRATION DATE

13.1    Effective Date. The Plan became effective as of the date the Plan was originally approved by the Company’s shareholders i.e., September 27, 2016, following its adoption by the Board (the “Effective Date”). The Plan was deemed to be approved by the shareholders upon the affirmative vote of the holders of a majority of the shares of the Company present or represented and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Company’s memorandum and articles of association.

13.2    Expiration Date. The Plan will continue in effect until the date as of which it is terminated by the Board (the “Expiration Date”). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14.

AMENDMENT, MODIFICATION, AND TERMINATION

14.1    Amendment, Modification, and Termination. Subject to Section 15.14 hereof, with the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) shareholder approval shall be required for any amendment to the Plan that (i) increases the number of shares or ADSs available under the Plan (other than any adjustment as provided by Article 11 hereof), (ii) permits the Committee to grant Options or SARs with an exercise price that is below Fair Market Value on the date of grant, (iii) permits the Committee to extend the exercise period for an Option or SAR beyond ten years from the date of grant or (iv) results in a material increase in benefits or a change in eligibility requirements. Notwithstanding any provision in this Plan to the contrary, absent approval of the shareholders of the Company, (I) no Option or SAR may be amended to reduce the per share exercise price of the shares subject to such Option or SAR below the per share exercise price as of the date the Award is granted, (II) except as permitted by Article 11 hereof, no Option or SAR may be granted in exchange for, or in connection with, the cancellation or surrender of an Option or SAR having a higher per share exercise price, and (III) except as permitted by Article 11 hereof, no Award may be granted in exchange for the cancellation or surrender of an Option or SAR with a per share exercise price that is greater than the Fair Market Value on the date of such grant or cancellation.

14.2    Awards Previously Granted. Except with respect to amendments made pursuant to Section 15.14 hereof, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15.

GENERAL PROVISIONS

15.1    No Rights to Awards. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

15.2    No Shareholders Rights. Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record owner of such Shares.

15.3    Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant’s employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares or ADSs otherwise issuable under an Award (or allow the return of Shares or ADSs) having a fair market value on the date of withholding equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares or ADSs which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such Shares or ADSs were acquired by the Participant from the Company) in order to satisfy the Participant’s federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a fair market value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the maximum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

15.4    No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

15.5    Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.6    Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s articles of association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.7    Relationship to Other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.8    Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

15.9    Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.10    Fractional Shares. No fractional Shares or ADSs shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.11    Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.12    Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act, as amended, any of the Shares paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

15.13    Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

15.14    Section 409A. To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.